UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Hovnanian Enterprises, Inc.

(Name of Issuer)

Class A Common Stock, $.01 par value per share

(Title of Class of Securities)

442487203

(CUSIP Number)

Ara K. Hovnanian

90 Matawan Road, 5th Floor,

Matawan, NJ 07747

(732) 747-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 442487203

1	NAME OF REPORTING PERSON Ara K. Hovnanian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF,OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 893,540.24
	8	SHARED VOTING POWER 11,697
	9	SOLE DISPOSITIVE POWER 893,540.24
	10	SHARED DISPOSITIVE POWER 11,697

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 905,237.24
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON IN

Amendment No. 10 to Statement on Schedule 13D

This Amendment No. 10 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Ara K. Hovnanian with the Securities and Exchange Commission on November 24, 1992, as amended by Amendment No. 1 to the Schedule 13D filed on March 31, 1995, Amendment No. 2 to the Schedule 13D filed on December 9, 2008, Amendment No. 3 to the Schedule 13D filed on October 26, 2009, Amendment No. 4 to the Schedule 13D filed on January 27, 2014, Amendment No. 5 to the Schedule 13D filed on February 24, 2016, Amendment No. 6 to the Schedule 13D filed on November 5, 2021, Amendment No. 7 filed on May 2, 2022, Amendment No. 8 filed on June 23, 2023 and Amendment No. 9 filed December 13, 2023 (as so amended, the “Schedule 13D”). For purposes of this Schedule 13D, the term “Class A Common Stock” and “Class B Common Stock” also include the Issuer’s preferred stock purchase rights to purchase, if such preferred stock purchase rights become exercisable, from the Issuer shares of Series B Junior Preferred Stock, par value $0.01 per share, of the Issuer issued in connection with the Rights Agreement, dated as of August 14, 2008, between the Issuer and Computershare Trust Company, N.A., as Rights Agent, as amended. The Preferred Stock Purchase Rights currently cannot trade separately from the underlying Class A Common Stock or Class B Common Stock, respectively. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 10 is being filed to update Mr. Hovnanian’s beneficial ownership amounts to reflect certain recent sales of Class A Common Stock.

Item 5. Interests in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Ara K. Hovnanian beneficially owns 905,237.24 shares of Class A Common Stock, including 635,973 shares of Class A Common Stock receivable upon the conversion of a like number of shares of Class B Common Stock (including 50,000 shares of Class B Common Stock subject to vested options). The shares beneficially owned represent approximately 15.2% of the shares of Class A Common Stock, based upon 5,316,323 shares of Class A Common Stock outstanding as of May 28, 2024, plus (for purposes of computing such percentage) the shares of Class A Common Stock receivable upon the conversion of such shares of Class B Common Stock and vested equity awards and unvested equity awards vesting within 60 days. Such shares represent approximately 52.7% of the combined voting power of the Class A Common Stock and Class B Common Stock.

The shares beneficially owned by Ara K. Hovnanian include:

(i) 1 share of Class A Common Stock and 126,407 shares of Class A Common Stock receivable upon the conversion of a like number of shares of Class B Common Stock held by the 2012 LLC for which Ara K. Hovnanian is special purpose manager with respect to investments in securities of the Issuer, (ii) 411,731.24 shares of Class A Common Stock, which includes 185,163 shares of Class A Common Stock receivable upon the conversion of a like number of shares of Class B Common Stock held by trusts for the benefit of the family of Kevork S. Hovnanian for which Ara K. Hovnanian is the trustee with respect to investments in securities of the Issuer, (iii) 193,353 shares of Class A Common Stock receivable upon the conversion of a like number of shares of Class B Common Stock held by the Kevork S. Hovnanian Family Limited Partnership (the “Limited Partnership”) for which Ara K. Hovnanian is managing general partner, (iv) 9,137 shares of Class A Common Stock held in family related trusts as to which Ara K. Hovnanian has shared voting and shared investment power, (v) 114,608 shares of Class A Common Stock, which includes 81,050 shares of Class A Common Stock receivable upon the conversion of a like number of shares of Class B Common Stock held directly by Mr. Hovnanian and by Mr. Hovnanian’s wife and (vi) 50,000 shares of Class A Common Stock representing 50,000 shares of Class A Common Stock receivable upon the exercise of 50,000 vested options to purchase Class B Common Stock and the conversion of a like number of shares of Class B Common Stock, . Ara K. Hovnanian disclaims beneficial ownership of such shares, except to the extent of his potential pecuniary interest in such trusts and accounts.

Not included in the beneficial ownership totals above are 142,500 shares of Class B Common Stock underlying equity awards scheduled to vest in equal installments on each of June 12, 2022, 2023, 2024 and 2025 and subject to delivery two years after the respective vesting dates, 44,800 shares of Class B Common Stock which vested on June 11, 2024 and subject to delivery two years after the vesting date, 68,319 shares of Class B Common Stock scheduled to vest on June 10, 2025 and subject to delivery two years after the vesting date, 59,005 shares of Class B Common Stock scheduled to vest in specified portions on each of October 31, 2023, 2024 and 2025 and subject to delivery two years after the respective vesting dates and 62,404 shares of Class B Common Stock scheduled to vest on June 9, 2026 and subject to delivery two years after the vesting date. Mr. Hovnanian also holds certain unvested equity awards deliverable in shares of Class B Common Stock, under which the number of shares to be delivered will be determined in the future subject to the satisfaction of certain performance-based vesting criteria.

(b) Ara K. Hovnanian has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of 893,540.24 shares of Class A Common Stock.

Ara K. Hovnanian shares the power to vote or direct the vote and to dispose or direct the disposition of 11,697 shares of Class A Common Stock. Ara K. Hovnanian shares such voting power and dispositive power with, depending on the particular trust or account, his wife and his four sisters.

(c) Other than as listed below, Mr. Hovnanian has not had any transactions in Class A Common Stock or Class B Common Stock in the past 60 days:

On May 14, 2024, Mr. Hovnanian converted 32,749 shares of Class B Common Stock into an equal number of shares of Class A Common Stock.

On June 12, 2024 and June 14, 2024, Mr. Hovnanian received shares of Class B Common Stock in connection with equity award share deliveries, for an aggregate acquisition of 51,758 shares of Class B Common Stock.

On the dates indicated below, Mr. Hovnanian sold shares of Class A Common Stock in open-market transactions:

Date	Number of Shares Sold	Weighted Average Price per Share	Price Range per Share
June 17, 2024	6,674	$154.15	$154.00 to 154.965
June 17, 2024	686	$155.40	$155.17 to 155.56
June 24, 2024	2	$148.305
June 24, 2024	644	$146.107	$146.00 to 146.625
June 24, 2024	1,296	$145.11	$145.00 to 145.45
June 24, 2024	2,606	$147.565	$147.215 to 148.06
June 26, 2024	1,123	$140.0482	$140.00 to 140.44
June 27, 2024	2,283	$140.2158	$140.00 to 140.915
June 28, 2024	246	$145.00
June 28, 2024	539	$143.4075	$143.37 to 143.66
June 28, 2024	2,743	$142.2902	$142.00 to 142.88
June 28, 2024	8,961	$141.6074	$141.00 to 141.81
June 28, 2024	12,197	$140.161	$140.00 to 140.815

The Reporting Person undertakes to provide, upon request of the staff of the Securities and Exchange Commission, full information regarding the number of shares of Class A Common Stock sold at each separate price within the price ranges set forth on the table above.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 2024	/s/ Ara K. Hovnanian
Ara K. Hovnanian